UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Corgi International Limited

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

21872Q103

(CUSIP Number)

Consor Capital LLC

475 Gate 5 Road, Suite 320

Sausalito, CA 94965

(415) 332-1419

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 21872Q103

1		NAME OF REPORTING PERSONS. Consor Capital I, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 202522703
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 19,695 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 19,695 SHARES
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,695 SHARES
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2**
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

** The calculation of the foregoing percentage is based on 10,318,936 Corgi International Limited (the “Issuer”) Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement (as defined herein) and following the consummation of the transaction described in the Merger Agreement and (ii) 4,545 Issuer American Depositary Shares subject to warrants held by the Reporting Person. See Item 5 below.

SCHEDULE 13D

CUSIP No. 21872Q103

1		NAME OF REPORTING PERSONS. Consor Capital II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 202521949
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 1,216,757 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 1,216,757 SHARES
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,757 SHARES
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8**
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

** The calculation of the foregoing percentage is based on 10,318,936 Corgi International Limited (the “Issuer”) Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement (as defined herein) and following the consummation of the transaction described in the Merger Agreement and (ii) 22,725 Issuer American Depositary Shares subject to warrants held by the Reporting Person. See Item 5 below.

SCHEDULE 13D

CUSIP No. 21872Q103

1		NAME OF REPORTING PERSONS. Consor Capital LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 562371817
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 1,259,179 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 1,259,179 SHARES
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,179 SHARES
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2**
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

** The calculation of the foregoing percentage is based on 10,318,936 Corgi International Limited (the “Issuer”) Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement (as defined herein) and following the consummation of the transaction described in the Merger Agreement and (ii) 27,270 Issuer American Depositary Shares subject to warrants beneficially owned by the Reporting Person. See Item 5 below.

SCHEDULE 13D

CUSIP No. 21872Q103

1		NAME OF REPORTING PERSONS. Josh Huffard I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 1,259,179 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 1,259,179 SHARES
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,179 SHARES
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2**
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

** The calculation of the foregoing percentage is based on 10,318,936 Corgi International Limited (the “Issuer”) Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement (as defined herein) and following the consummation of the transaction described in the Merger Agreement and (ii) 27,270 Issuer American Depositary Shares subject to warrants beneficially owned by the Reporting Person. See Item 5 below.

SCHEDULE 13D

CUSIP No. 21872Q103

1		NAME OF REPORTING PERSONS. Jay Huffard I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 1,259,179 SHARES
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 1,259,179 SHARES
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,179 SHARES
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2**
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

** The calculation of the foregoing percentage is based on 10,318,936 Corgi International Limited (the “Issuer”) Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement (as defined herein) and following the consummation of the transaction described in the Merger Agreement and (ii) 27,270 Issuer American Depositary Shares subject to warrants beneficially owned by the Reporting Person. See Item 5 below.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is American Depositary Shares and underlying Ordinary Shares, “par value” HK$3.00 per share (the “American Depositary Shares”), of Corgi International Limited, a Hong Kong corporation (“Issuer”). The principal office of Issuer is located at Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Consor Capital I, L.P., Consor Capital II, L.P., Consor Capital LLC, Josh Huffard and Jay Huffard (collectively, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the transactions described in Item 4 of this Schedule 13D. Except as expressly set forth in this Statement, each Reporting Person disclaims beneficial ownership of the Issuer American Depository Shares beneficially owned by any other Reporting Person.

The Reporting Persons (other than Consor Capital I, L.P.) are former stockholders of Master Replicas Inc. (“Master Replicas”), a California based company that produces a line of premium collectible products. Josh Huffard is a former director of Master Replicas.

The name, residence or business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each Reporting Person who is a natural person is set forth in Table No. 1 on Appendix A hereto, which Appendix A is incorporated by reference herein. The name, state or place of organization, principal business, principal business address, and principal office address of each Reporting Person that is not a natural person is set forth in Table No. 2 on Appendix A hereto.

Each Reporting Person who is a natural person is a citizen of the United States of America.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer American Depository Shares deemed to be beneficially owned by the Reporting Persons were acquired (1) in the case of the Consor Capital I, L.P., as a result of the purchase of shares in the Financing pursuant to the Financing Agreement described in Item 4 below, (2) in the case of Consor Capital II, as a result of the consummation of the merger under the Merger Agreement described in Item 4 below and the purchase of shares in the Financing pursuant to the Financing Agreement described in Item 4 below and (3) in the case of Consor Capital LLC, Josh Huffard and Jay Huffard who may deemed to beneficially own the shares owned by Consor Capital I, L.P. and Consor Capital II, L.P., as a result of the consummation of the merger under the Merger Agreement described in Item 4 below and the purchase of shares in the Financing described in Item 4 below.

In the Financing, Consor Capital I, L.P. purchased an aggregate of 15,150 Issuer American Depositary Shares and warrants to purchase 4,545 Issuer American Depositary Shares with an exercise price of $7.80 per warrant, for an aggregate purchase price of $99,990.

In the Financing, Consor Capital II, L.P. purchased an aggregate of 75,750 Issuer American Depositary Shares and warrants to purchase 22,725 Issuer American Depositary Shares with an exercise price of $7.80 per warrant, for an aggregate purchase price of $499,950. Consor Capital II, L.P. became the owner of the remaining Issuer American Depositary Shares described in this filing that it beneficially owns as a result of the consummation of the merger under the Merger Agreement described in Item 4 below. Consor Capital II, L.P.received an aggregate of 1,178,282 Issuer American Depositary Shares in exchange for 18,494,061 Master Replicas shares.

Consor Capital LLC received $150,000 worth of shares, or 22, 727 Issuer American Depository Shares, in exchange for services rendered by Consor Capital LLC, which Master Replicas agreed to issue to Consor Capital LLC prior to January 15, 2006.

Consor Capital I, L.P. and Consor Capital II, L.P. had the funds required to purchase the Master Replicas shares and the Issuer American Depository Shares as a result of raising capital from private investors in connection with the formation of the funds.

The Reporting Persons have not paid, and do not expect to pay, additional consideration in connection with the Issuer American Depository Shares other than the exercise price upon exercise of the warrants as described above.

For a description of the Merger Agreement and the Financing Agreement see Item 4 below, which description is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Issuer, LightSaber Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Issuer (“Merger Sub”), and Master Replicas entered into an Agreement and Plan of Merger, dated as of October 4, 2006 (as amended by the Amendment and Waiver Agreement dated as of November 14, 2006, the “Merger Agreement”). Pursuant to the Merger Agreement, on December 26, 2006, Merger Sub was merged with and into Master Replicas with Master Replicas continuing as the surviving corporation and a wholly owned subsidiary of Issuer (the “Merger”). As a result of the Merger, all outstanding capital stock of Master Replicas was automatically converted into the right to receive the Applicable Fraction (as defined in the Merger Agreement). The aggregate consideration payable to the holders of Master Replicas capital stock under the Merger Agreement is described in Article II of the Merger Agreement. As a result of the Merger, the Reporting Persons became Issuer security holders, and received the consideration described in Item 3 above.

On November 16, 2006, Issuer entered into an agreement (the “Financing Agreement”) to raise $17.6 million in equity financing (the “Financing”) through the issuance of 2,666,516 Issuer American Depository shares and warrants to purchase 799,954 Issuer American Depository shares, which financing closed on December 20, 2006. Such warrants are exercisable at an exercise price of $7.80 per share, for two years, subject to extension if the Issuer is unable to obtain or maintain the effectiveness of a registration statement with respect to the shares subject to the Financing. If the price of the Issuer American Depository Shares exceeds $11.70 per share for a period of ten consecutive days, the Issuer has the right to require the holders of the warrants to exercise their warrants. The closing of the Financing and the Issuer’s purchase (the “Cards Acquisition”) of the company Cards Inc. Limited (“Cards”) were conditions to the consummation of the Merger.

In connection with the Financing Agreement, the Issuer and the parties to the Financing Agreement entered into a registration rights agreement (the “Registration Rights Agreement”) dated as of November 16, 2006. Pursuant to such agreement and the Merger Agreement, the Issuer agreed to file a registration statement within 120 days after the closing of the Financing registering for resale the Issuer American Depository Shares issued to the investors in the Financing, to the Master Replicas stockholders in the Merger and upon exercise of the warrants issued in the Financing. The Issuer has agreed to obtain the effectiveness of such registration statement within 120 days after filing (240 days after the closing of the Financing). In certain circumstances set forth in the Registration Rights Agreement and the Merger Agreement, the Company may delay the registration of the Issuer American Depository Shares. If the Issuer does not file such registration statement or obtain its effectiveness by the prescribed deadlines, the Issuer will be required to pay investors in the Financing and certain former Master Replicas stockholders (excluding the Reporting Persons) liquidated damages in cash equal to 2% of the amount invested at closing of the Financing for each month of delay and to the former stockholders of Master Replicas the value of the Master Replicas stock (assuming for purposes thereof a value of $6.60 per share), subject to a cap of $2,350,000 in the aggregate. In addition, the term of the warrants issued in the Financing shall be extended by any such delay in obtaining the effectiveness of the registration statement or any period during the term of the warrants during which the registration statement is not effective.

In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Mr. Michael Cookson, the chief executive officer of Master Replicas, and Jennifer Klatt, the chief financial officer of Master Replicas, were appointed Chief Executive Officer and Chief Financial Officer, respectively, of Issuer on December 26, 2006. Also, upon the consummation of the Merger, Mr. Cookson was appointed to the Board of Directors of the Issuer, in accordance with the terms and conditions of the Merger Agreement, on December 26, 2006. In accordance with the Cards Inc. Limited acquisition agreement, Darren Epstein, the chief executive officer and founder of Cards Inc. Limited, was appointed to the Board of Directors of the Issuer on December 20, 2006. In addition, Tim Steel was appointed to the Board of Directors of the Issuer in December, 2006.

In connection with the consummation of the Financing, the Issuer (i) effected a six-to-one reverse stock split and (ii) added a total of 1,375,000 Issuer American Depository shares to its stock option plan for future grant. All numbers in this schedule are on a post-reverse stock split basis.

References to, and the descriptions of, the Merger Agreement, the Financing Agreement and the related warrant and the Registration Rights Agreement are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described herein, the Reporting Person currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Consor Capital I, L.P.

As a result of the Financing, Consor Capital I, L.P.is the beneficial owner of 19,695 Issuer American Depositary Shares, 4,545 of which are not currently issued and outstanding but are issuable upon the exercise of outstanding warrants all of which are exercisable at an exercise price of $7.80 per share. Such shares constitute approximately 0.2% of the outstanding Issuer American Depositary Shares, based on the 10,323,481 Issuer American Depositary Shares outstanding on December 26, 2006. The calculation of the foregoing number of issued and outstanding shares is based on 10,318,936 Issuer Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement and following the consummation of the transactions described in the Merger Agreement and 4,545 Issuer American Depositary Shares subject to warrants held by Consor Capital I, L.P. Consor Capital I, L.P.has shared voting and dispositive power over 19,695 Issuer American Depositary Shares.

(a)-(b) Consor Capital II, L.P.

As a result of the Merger and the Financing, Consor Capital II, L.P. is the beneficial owner of 1,216,757 Issuer American Depositary Shares, 22,725 of which are not currently issued and outstanding but are issuable upon the exercise of outstanding warrants all of which are exercisable at an exercise price of $7.80 per share. Such shares constitute approximately 11.8% of the outstanding Issuer American Depositary Shares, based on the 10,341,661 Issuer American Depositary Shares outstanding on December 26, 2006. The calculation of the foregoing number of issued and outstanding shares is based on 10,318,936 Issuer Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement and following the consummation of the transactions described in the Merger Agreement and 22,725 Issuer American Depositary Shares subject to warrants held by Consor Capital II, L.P. Consor Capital II, L.P. has shared voting and dispositive power over 1,216,757 Issuer American Depositary Shares.

(a)-(b) Consor Capital LLC, Josh Huffard and Jay Huffard

As a result of the Merger and the Financing, Consor Capital LLC, Josh Huffard and Jay Huffard may be deemed to be the beneficial owners of 1,259,179 Issuer American Depositary Shares, 22,727 of which are held by Consor Capital LLC, and 27,270 of which are not currently issued and outstanding but are issuable upon the exercise of outstanding warrants all of which are exercisable at an exercise price of $7.80 per share. Such shares constitute approximately 12.2% of the outstanding Issuer American Depositary Shares, based on the 10,341,661 Issuer American Depositary Shares outstanding on December 26, 2006. The calculation of the foregoing number of issued and outstanding shares is based on 10,318,936 Issuer Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement and following the consummation of the transactions described in the Merger Agreement and 27,270 Issuer American Depositary Shares subject to warrants held by Consor Capital I, L.P. and Consor Capital II, L.P. Consor Capital LLC, Josh Huffard and Jay Huffard have shared voting and dispositive power over 1,259,179 Issuer American Depositary Shares.

(c) Except as reported herein, the Reporting Persons have not affected any transactions in the Issuer’s securities.

(d) - (e) Not applicable.

Each of the Reporting Persons hereunder may be deemed a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a "group," the filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than (i) the Merger Agreement (to which the person named in Item 2 is not a party), or as described in the Merger Agreement, (ii) the Financing Agreement and related warrant, (iii) the Registration Rights Agreement, (iv) the stock purchse agreement between Consor Capital LLC and Master Replicas with respect to 22,727 shares and (v) the joint filing agreement filed as an exhibit hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other persons with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1

Agreement and Plan of Merger, dated as of October 4, 2006, by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to the Current Report on Form 6-K of the Issuer filed on October 26, 2006).

2

Purchase Agreement made as of the 15th day of November, 2006 by and among Corgi International Limited and the Investors set forth on the signature pages affixed thereto (incorporated by reference to Exhibit 99.5 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

3	Form of Warrant issued by Corgi International Limited (incorporated by reference to Exhibit 99.7 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).
4

Registration Rights Agreement made and entered into as of the 16th day of November, 2006 by and among Corgi International Limited and the Investors set forth on the signature pages affixed thereto (incorporated by reference to Exhibit 99.6 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

5

Amendment and Waiver Agreement dated as of November 14, 2006 by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to Exhibit 99.8 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

6	Joint Filing Agreement dated January 5, 2007

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2007

CONSOR CAPITAL I, L.P.

Date: January 5, 2007	By: Consor Capital LLC

By: /s/ Josh Huffard Name: Josh Huffard Title: Manager

CONSOR CAPITAL II, L.P.

Date: January 5, 2007	By: Consor Capital LLC

By: /s/ Josh Huffard Name: Josh Huffard Title: Manager

CONSOR CAPITAL LLC

Date: January 5, 2007

By: /s/ Josh Huffard Name: Josh Huffard Title: Manager

JAY HUFFARD

Date: January 5, 2007

/s/ Jay Huffard

JOSH HUFFARD

Date: January 5, 2007

/s/ Josh Huffard

EXHIBIT INDEX

Exhibit No.	Description
1

Agreement and Plan of Merger, dated as of October 4, 2006, by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to the Current Report on Form 6-K of the Issuer filed on October 26, 2006).

2

Purchase Agreement made as of the 15th day of November, 2006 by and among Corgi International Limited and the Investors set forth on the signature pages affixed thereto (incorporated by reference to Exhibit 99.5 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

3	Form of Warrant issued by Corgi International Limited (incorporated by reference to Exhibit 99.7 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).
4

Registration Rights Agreement made and entered into as of the 16th day of November, 2006 by and among Corgi International Limited and the Investors set forth on the signature pages affixed thereto (incorporated by reference to Exhibit 99.6 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

5

Amendment and Waiver Agreement dated as of November 14, 2006 by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to Exhibit 99.8 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

6	Joint Filing Agreement dated January 5, 2007

APPENDIX A

Table No. 1

Natural Persons

Name	Residence or Business Address	Principal Occupation or Employment	Place of Occupation or Employment
Josh Huffard	c/o Consor Capital LLC 475 Gate 5 Road, Suite 320, Sausalito, CA 94965	General Partner Consor Capital LLC	Consor Capital LLC 475 Gate 5 Road, Suite 320, Sausalito, CA 94965
Jay Huffard	c/o Consor Capital LLC 3 Greenwich Office Park Greenwich, CT 06831	General Partner Consor Capital LLC	Consor Capital LLC 3 Greenwich Office Park Greenwich, CT 06831

Table No. 2

Corporations, General Partnerships, Limited Partnerships,

Syndicates, or Other Groups of Persons

Name	State or Place of Organization	Business Purpose	Address of Principal Business	Address of Principal Office
Consor Capital LLC	Delaware	General Partner of Consor Capital I, L.P. and Consor Capital II, L.P	3 Greenwich Office Park Greenwich, CT 06831	3 Greenwich Office Park Greenwich, CT 06831
Consor Capital I, L.P.	Delaware	Private Equity investment fund	3 Greenwich Office Park Greenwich, CT 06831	3 Greenwich Office Park Greenwich, CT 06831
Consor Capital II, L.P.	Delaware	Private Equity investment fund	3 Greenwich Office Park Greenwich, CT 06831	3 Greenwich Office Park Greenwich, CT 06831

EXHIBIT 5

JOINT FILING AGREEMENT

This Joint Filing Agreement (this "Agreement") hereby confirms the agreement by and among all of the undersigned in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D (and any amendment thereto filed by them) to which this Agreement is attached as Exhibit 5 with respect to the beneficial ownership of the undersigned of American Depository Shares of Corgi International Limited is being filed on behalf of each of the undersigned.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

CONSOR CAPITAL I, L.P.

Date: January 5, 2007	By: Consor Capital LLC

By: /s/ Josh Huffard Name: Josh Huffard Title: Manager

CONSOR CAPITAL II, L.P.

Date: January 5, 2007	By: Consor Capital LLC

By: /s/ Josh Huffard Name: Josh Huffard Title: Manager

CONSOR CAPITAL LLC

Date: January 5, 2007

By: /s/ Josh Huffard Name: Josh Huffard Title: Manager

JAY HUFFARD

Date: January 5, 2007

/s/ Jay Huffard

JOSH HUFFARD

Date: January 5, 2007

/s/ Josh Huffard